SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04031329

Amendment No. 1 to
Form CB

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]
Securities Act Rule 802 (Exchange Offer) [ ]
Exchange Act Rule 13e-4(h)(8) (Issue Tender Offer) [X]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]
Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Wrightson Limited
(Name of Subject Company)

New Zealand
(Jurisdiction of Subject Company's Incorporation or Organization)

Rural Portfolio Investments Limited
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

David Parker
Wrightson House
14 Hartham Place
Porirua, New Zealand
Telephone: (64-4) 238 0335
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications
on Behalf of Subject Company)

May 6, 2004
(Date Tender Offer/Rights Offering Commenced)

Part I - Home Jurisdiction Documents

Attachments:

(1) Partial offer by Rural Portfolio Investments Limited to purchase part of the equity securities in Wrightson Limited.

Part II - Information not Required to be sent to Security Holders

Exhibits:

(A) None.

Part III – Consent to Service of Process

Rural Portfolio Investments Limited has filed an irrevocable consent and power of attorney on Form F-X in connection with the furnishing of this Form CB.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RURAL PORTFOLIO INVESTMENTS SECURITIES LIMITED

By: ______________________________
Name: John Baird McConnon
Title: Director

By: ______________________________
Name: Michael Craig Norgate
Title: Director

NZ's Wrightson says year to date EBIT down 10% on year.
10 October 2003

Williams & Kettle turns in top return.
18 March 2004 Otago Daily Times

Wrightson upbeat despite drop in profits
ugust 2003 Dominion Post

PGG outperforming Wrightson.
28 April 2004 Dominion Post

Profit Slump for Wrightsons.

Brokers Back Norgate Bid
14 May 2004 Dominion Post

Wrightson Warning.
30 January 2003 Waikato Times

Wrightson warns Interim Result could be 20% lower.
24 November 2003 NZPA

Wrightson shares slump after profit warning.
25 November 2003 NZPA

Wrightson head explains $600,000 stock sellout.
4 October 2003 New Zealand Herald

Rural down Wrightson; RESULTS: Investors turn on rural services company while its main rival Pyne Gould Guinness weathers the storm.
25 February 2004 New Zealand Herald

rural portfolio investments limited

We say:

"Isn't it about time Wrightson started making headlines for the right reasons?"

For too long now, Wrightson has been disappointing shareholders, promising much but delivering less – being outshone by its competitors. Wrightson's board and management have lost their way. The Managing Director even sold 400,000 shares at $1.45 on October 1st 2003, which we acquired.

The Wrightson Board is now asking shareholders to believe that there has been a fundamental change in the company's value since the most recent trading results were announced on 24th February 2004. Unfortunately, the forecast earnings released last Thursday paint a picture of more of the same – a profit just over half what was reported two years ago.

Profit continues to fall:

Net profit after tax to 30 June 2002:	$22 million
Net profit after tax to 30 June 2003:	$18.5 million
Net profit after tax to 30 June 2004:	$12.1 million to $12.7 million [forecast]

Meanwhile, the final normal dividend is falling 2 cents, to 6 cents per share, after the interim dividend was down 1 cent, to 2.5 cents per share. The company is having to pay a special dividend of 3 cents on top of this, to maintain cashflow to shareholders. This is despite the Chairman assuring the market that the company would not use the balance sheet to pay dividends.

RPI believes in Wrightson, but we know from many years of hard work in rural New Zealand that there is more to looking after your farmer customers than "feel good" TV ads. Wrightson needs directors and owners that love it and are willing to put their own money at stake alongside the other shareholders.

We are putting our money where our mouths are. We want to buy enough shares to get to 50.01% of the company, so we can start the long task of getting Wrightson back to its roots – and back to the top amongst New Zealand's rural services companies. We are no longer willing to sit back and watch as, time and again, the company reads its customers and the market wrong.

If you are passionate about Wrightson too, help us get to 50.01%. In return we promise the headlines will be about real performance.

Don't be fooled by yet more hollow promises – Return your Acceptance Transfer Form today.

If you'd like more information, please phone 0508 226 226 or contact any NZX Firm.



BAIRD McCONNON



CRAIG NORGATE

rural portfolio investments limited

11 June 2004

Dear Wrightson Shareholder

$1.65 – HIGHEST PRICE EVER.
OFFER NOW CLOSES 23RD JUNE 2004.

Just last week you received advice from us that we had increased our offer for your shares to $1.65 per share.* This is 41 cents (or just over 33%) above the price the shares were trading at before our bid – and is within the independent valuation range assessed by Grant Samuel.

Since increasing our price we have been overwhelmed by the response, and accordingly we can now confirm that the offer will definitely close, as advised last week, on June 23rd. That's only a few days away, so if you want to take advantage of the highest price ever paid for Wrightson shares you need to do so now.

You will have received a letter from Wrightson dated 4 June 2004 urging you to turn down the opportunity to receive $1.65 per share under our takeover offer. We're disappointed by this action from the board, given that the offer is now within the independent advisor's fair value range – and even though the board acknowledges that the share price will likely fall if we do not succeed in reaching 50.01%.

As the offer is approaching its final days it is important that you are fully aware of the facts. Unfortunately, there are a couple of points in the board's letter that we feel may give you unwarranted comfort.

- *'The revised offer is below the Board's own assessment of value of $1.72 - $1.98 per share. The Board's range is supported by the Board's external advisers, Cameron and Company, whose range is $1.78 - $1.97.'*

Neither valuation is relevant in this situation. Neither the Board nor Cameron and Company is offering you any price – let alone $1.65 – for your shares. This is not surprising as the company's profits have fallen from $22 million in 2002 to a forecast $12.5 million in the current year. Again, the board even acknowledges that the share price will likely fall if we do not succeed.

- *'RPI has not yet provided shareholders with any detail on how it would seek to grow value in Wrightson were it to acquire control. We do not believe that becoming a subsidiary of RPI will benefit Wrightson.'*

This is only an issue if you don't sell. This offer is about offering you real value today – not making vague promises about what might or might not happen in the future. RPI is offering you $1.65 right now – the highest price ever paid and 41 cents more than the shares were trading at before the offer was made.

- *'..... the Board notes Fonterra's announcement earlier this week that it would not be accepting the revised offer from RPI for its 19.2% stake in Wrightson, saying it believed Wrightson was well placed to benefit from further consolidation in the agricultural services sector, and it believed it would receive a better return on its investment in Wrightson by continuing to hold its shares.'*

We doubt Fonterra believes that an 8.5c ordinary dividend is a good return on a $1.65 share, and we're sure they recognize the likelihood of the share price falling if our offer is unsuccessful. Large shareholders often make statements during a takeover process to try to extract a higher price. Fonterra has already achieved that with our increase to $1.65. With the closing date of our offer not being extended, there is now no possibility of any further increase. Large shareholders often make their decisions in the final days of an offer period, often leaving small shareholders no time to act in response.

More than 3,000 Wrightson shareholders have already taken advantage of the $1.65 offer, including two of New Zealand's most highly regarded institutions. They have recognized the value of $1.65 today when measured against falling profits and dividends and vague promises for the future.

Don't miss out. Fill in and post the enclosed Acceptance Transfer Form immediately. The Offer closes on 23 June 2004 and cannot be extended or increased.

Yours faithfully

Craig Norgate
MANAGING DIRECTOR

Baird McConnon
CHAIRMAN

* As detailed in the offer documents previously sent to you, the price of $1.65 per share is payable as cash, as redeemable preference shares or as a combination of both. Application has been made to New Zealand Exchange Limited for permission to list the redeemable preference shares and all of the requirements of New Zealand Exchange Limited relating thereto that can be complied with on or before the date of distribution of this advertisement have been duly complied with. However, New Zealand Exchange Limited accepts no responsibility for any statement in this advertisement. The pack includes a combined prospectus and investment statement, dated 19 April 2004, setting out the full details of the offer of redeemable preference shares.

rural portfolio investments limited

8 June 2004

Dear Shareholder

$1.65 FOR YOUR WRIGHTSON SHARES. ACCEPT NOW. OFFER CLOSES 23RD JUNE 2004.

You will no doubt be aware that last week we increased our offer price for your Wrightson shares to $1.65 each. The closing date of the partial takeover offer is 23 June 2004, so if you haven't already, complete the enclosed acceptance forms today and return to us in the envelope provided. Don't miss out – this offer will NOT be extended.

THE OFFER OF $1.65

- Is well within the fair value range presented in the Independent Advisor's Report by Grant Samuel & Associates.
- Applies to all shareholders (including those who have already accepted) whose Wrightson shares are taken up under the offer.
- Is a rise of 10 percent from the original offer of $1.50 per share.
- Means our price is now at a 33 percent premium over the pre-offer market price.

HELP US GET TO 50.01%

If we don't get to 50.01% we are unable to buy any shares under this offer. We need your shares if we are to get into a position to help Wrightson.

Please feel free to contact either of us (on 0800 RURALP) if you would like to discuss the offer further.

Yours faithfully

Craig Norgate
MANAGING DIRECTOR

Baird McConnon
CHAIRMAN

EXPLANATORY NOTE

As a result of the increase in the offer price under the partial takeover offer to $1.65 per Wrightson share, please note the following consequential changes when completing the Acceptance Transfer Form and the blue Exchange Offer Application Form:

Acceptance Transfer Form

The Total Consideration Payable has been updated to reflect the new Offer price of $1.65 per Wrightson share being sold.

If you have already accepted at the $1.50 price, this will be automatically updated for you.

Exchange Offer Application Form

Please calculate the Takeover Consideration at $1.65 per Wrightson share being sold in order to determine the number of Redeemable Preference Shares to be subscribed for.

Note: If you forget we will adjust your Exchange Offer Application Form for Redeemable Preference Shares so it is consistent with the number of Wrightson Shares you elect in the Acceptance Transfer Form to exchange for Redeemable Preference Shares.

Application has been made to New Zealand Exchange Limited for permission to list the redeemable preference shares and all of the requirements of New Zealand Exchange Limited relating thereto that can be complied with on or before the date of distribution of this advertisement have been duly complied with. However, New Zealand Exchange Limited accepts no responsibility for any statement in this advertisement.

rural portfolio investments limited

2 June 2004

Dear Wrightson Shareholder

NOTICE OF VARIATION OF TAKEOVER OFFER FOR WRIGHTSON LIMITED ("WRIGHTSON") PURSUANT TO RULES 27(A) AND (D) OF THE TAKEOVERS CODE

Rural Portfolio Investments Limited refers to its partial takeover offer dated 4 May 2004 to acquire sufficient Wrightson shares to increase its holding to 50.01% of the shares of Wrightson ("the Offer").

Rural Portfolio Investments Limited wishes to advise that the Offer is varied by:

(i) extending the last date by which acceptances must be received (ie the Closing Date) to 5.00 pm on Wednesday 23 June 2004; and

(ii) increasing the consideration offered for each share in Wrightson from $1.50 to NZ$1.65.

All Wrightson shareholders who have already accepted or who accept the Offer, and whose shares are taken up by Rural Portfolio Investments Limited, will now receive $1.65 per Wrightson share under the Offer to be paid in the manner elected by that shareholder. Settlement options include cash (at $1.65 per Wrightson share), redeemable preference shares issued by Rural Portfolio Investment Securities Limited (in the ratio of 1.65 redeemable preference shares per Wrightson share) or a combination of both.

All other terms of the Offer remain the same.

If you have already accepted the Offer, those acceptances will remain valid.

Yours faithfully

RURAL PORTFOLIO INVESTMENTS LIMITED

Per:

Craig Norgate
MANAGING DIRECTOR

OUR INTENTIONS FOR WRIGHTSON –
CRAIG AND BAIRD SPEAK UP.

Our intentions boil down to three simple concepts:

VISION PHILOSOPHY TRACK RECORD

VISION

Our vision for Wrightson is a vision for all of New Zealand agriculture.

We passionately believe that agriculture is the backbone of our economy. We feel a deep sense of responsibility to help ensure that it remains so.

New Zealand's excellence in agriculture is generally defined by world class on-farm productivity and by farmers and growers working together to market their product to the world. Very little is heard of the agricultural input sector, aside from some notable achievements from innovation.

Our view is that it is absolutely critical that the agricultural input sector makes a significant and ongoing contribution to the overall competitiveness of New Zealand agriculture. In making our bid for Wrightson we are wanting to put our money where our mouths are.

PHILOSOPHY

We are driven by a simple philosophy - that you can only satisfy shareholders if customers are satisfied, and you can only satisfy customers if the staff servicing them are satisfied.

Whilst we don't intend to take on management roles, we do intend to spend a lot of time getting to understand the business properly - through the eyes of customers and the staff who are charged with meeting their every day needs.

We'll do this in a way that brings a level of passion, innovation, responsiveness and accountability that will energise the whole organisation. We want to empower staff to delight customers.

TRACK RECORD

We are brand builders and value creators. We do that by relentlessly focusing on customers, whilst driving through the change necessary to create a culture that supports a sustainable leadership position.

Whilst we don't talk about it comfortably, we both have track records of driving companies to leadership positions where they can influence the shape of an industry.

In Baird's time at the helm, Mainland grew from a $120 million consumer cheese and butter company to a $2.4 billion Australasian consumer dairy business (now named Australasian Food Holdings and owned by Fonterra).

In Craig's time at Kiwi Dairies, the business grew from $300 million turnover to $4.4 billion. Craig then led Fonterra through its critical first two years, ensuring that the company didn't miss a beat at the customer interface and that the merger over-delivered on its promises to shareholders.

We see the challenge at Wrightson similarly. We want to see Wrightson in a leadership role in an agricultural servicing industry that is making a real contribution to the overall competitiveness of New Zealand agriculture. We'll do that by bringing a level of information and service to customers that they have never dreamed of; and we will create an environment where staff genuinely feel that they can make a difference.

SOME QUESTIONS WE ARE OFTEN ASKED

WHAT IF I'VE ALREADY ACCEPTED? WILL I GET THE SAME DEAL ?

Relax, you will get the same deal as other shareholders under the partial takeover offer, no matter when you have accepted.

WHAT IF I NOW WANT TO ACCEPT FOR MORE SHARES?

You can, and we'd welcome it – simply complete the required forms and return them to us. Contact your broker or the registrar, Computershare (09 488 8750), if you need help.

WHAT HAPPENS IF DIRECTORS DO DECIDE TO PAY THE PRE-ACQUISITION DIVIDEND?

You will get that dividend – with consequent adjustments being made to the takeover consideration paid to accepting shareholders and, as a result, the number of redeemable preference shares issued to those shareholders who elect to receive redeemable preference shares as all or part of the consideration for the sale of Wrightson shares pursuant to the partial takeover offer. Many shareholders will be able to use the tax benefits from the imputation credits that attach to that dividend.

WHAT ABOUT ALL THE CONDITIONS OF THE OFFER?

These conditions are either required by the Takeovers Code or are reasonably common in offers. To be clear, unless market conditions change or the Wrightson Board has done something that significantly changes the nature and prospects of the company, then once we reach 50.01 percent we intend to waive all remaining conditions.

WHAT HAPPENS IF RURAL PORTFOLIO INVESTMENTS DOES NOT REACH 50.01 PERCENT?

Our offer will lapse and we would not be able to buy any shares under it. We would be left with our existing shareholding. We have already made it clear that in this case we will review our 13 percent holding with a view to exiting - there won't be much point in hanging on to it.

I WANT TO SEE YOU GET CONTROL OF THE BUSINESS BUT I WANT TO STAY AS A SHAREHOLDER AND PARTICIPATE WITH YOU. WHAT CAN I DO?

We'd love you to. However, if we don't get to 50.01 percent, then we end up back at 13 percent and have limited influence on the company. Accordingly, we'd like you to accept our offer for all or most of your shares now to get us there. You can take all or some of your payment in Redeemable Preference Shares and retain some participation if you want. You may sell to us now and buy more shares later once we have 50.01 percent, as Wrightson will still be listed. The key point is that we can't help Wrightson unless we get to 50.01 percent and we need your shares to do it.

rural portfolio investments limited

Dear Shareholder

OFFER FOR WRIGHTSON SHARES NOW $1.65. ACCEPT NOW – DON'T MISS OUT.

We have increased our offer price for your Wrightson shares to $1.65 each, and extended the closing date of the partial takeover offer to 23 June 2004 (please see the attached Notice of Variation and the explanatory note below).

THIS INCREASE

- Places the offer within the fair value range presented in the Independent Advisor's Report by Grant Samuel & Associates.
- Applies to all shareholders (including those who have already accepted) whose Wrightson shares are taken up under the offer.
- Is a rise of 10 percent from the original offer of $1.50 per share.
- Means our price is now at a 33 percent premium over the pre-offer market price.

A SPECIAL DIVIDEND DEPENDENT UPON YOUR BOARD

Along with this variation, we've put a proposal to the Wrightson Board that might provide immediate value to you. This proposal would allow Wrightson to return additional value to shareholders by paying part of the offer price by way of a fully imputed pre-acquisition special dividend of up to 14 cents per share. This would allow the value of existing imputation credits, which might otherwise be lost on a change of control, to be passed directly to existing shareholders. Any such special dividend will result in an adjustment in the final price paid by us under the partial takeover offer - with consequent adjustments being made to the takeover consideration, whether paid in cash or in Redeemable Preference Shares (RPS). If you have elected to receive RPS as all or part of your consideration, the adjustment will be in the number of RPS you receive.

The extension to the closing date of our offer will allow time for your Board to decide to do this. It is their decision, not ours.

WHAT ARE OUR INTENTIONS FOR WRIGHTSON?

Like you, we are not currently 'inside the tent,' which is why we have not given you firm intentions in detail. We do, however, have views about the measures required to drive Wrightson forward from a leadership and performance perspective. Please read the attachment about our views.

HELP US GET TO 50.01%

If we don't get to 50.01% we are unable to buy any shares under this offer. We need your shares if we are to get into a position to help Wrightson.

Please feel free to contact either of us (on 0800 RURALP) if you would like to discuss the offer further.

Yours sincerely

Craig Norgate
MANAGING DIRECTOR

Baird McConnon
CHAIRMAN

EXPLANATORY NOTE

As a consequence of the increase in the offer price under the partial takeover offer to $1.65 per Wrightson share, please note the following consequential changes, when completing the Acceptance Transfer Form and the blue Exchange Offer Application Form:

Acceptance Transfer Form

Calculate the Total Consideration Payable at $1.65 per Wrightson share being sold.

Exchange Offer Application Form

Calculate the Takeover Consideration at $1.65 per Wrightson share being sold in order to determine the number of Redeemable Preference Shares to be subscribed for.

Note: If you forget we will adjust your Exchange Offer Application Form for Redeemable Preference Shares so it is consistent with the number of Wrightson Shares you elect in the Acceptance Transfer Form to exchange for Redeemable Preference Shares.

Application has been made to New Zealand Exchange Limited for permission to list the redeemable preference shares and all of the requirements of New Zealand Exchange Limited relating thereto that can be complied with on or before the date of distribution of this advertisement have been duly complied with. However, New Zealand Exchange Limited accepts no responsibility for any statement in this advertisement.

rural portfolio investments limited

26 May 2004

Dear Wrightson Shareholder

NOTICE OF VARIATION OF TAKEOVER OFFER FOR WRIGHTSON LIMITED ("WRIGHTSON") PURSUANT TO RULE 27(d) OF THE TAKEOVERS CODE

Rural Portfolio Investments Limited refers to its partial takeover offer dated 4 May 2004 to acquire sufficient Wrightson shares to increase its holding to 50.01% of the shares of Wrightson ("the Offer").

Rural Portfolio Investments Limited wishes to advise that the Offer is varied by extending the last date by which acceptances must be received (ie the Closing Date) to 5.00 pm on Wednesday 16 June 2004. Over 1,500 shareholders have already accepted the Offer, and the extension is being made to allow maximum opportunity for other shareholders to do so.

All other terms of the Offer remain the same.

If you have already accepted the Offer, those acceptances will remain valid.

For the convenience of shareholders who have already accepted the Offer for some shares but wish to accept for more, and for shareholders who wish to accept the Offer but have misplaced the Acceptance Transfer Form sent out with the Offer documents, please find another form enclosed. If you have any questions about completion of the Acceptance Transfer Form, or would like more information, please phone **0508 226 226**, or contact any NZX Firm.

Yours faithfully

RURAL PORTFOLIO INVESTMENTS LIMITED

Per:

Craig Norgate
MANAGING DIRECTOR

Application has been made to New Zealand Exchange Limited for permission to list the redeemable preference shares and all of the requirements of New Zealand Exchange Limited relating thereto that can be complied with on or before the date of distribution of the attached advertisements have been duly complied with. However, New Zealand Exchange Limited accepts no responsibility for any statement in those advertisements.

Baird McConnon's quest to save Wrightson

Iconic rural services company Wrightson is struggling against its peers and has just rejected an offer that would bring in long-term commitment and new talent. **MARK PEART** speaks exclusively with reclusive millionaire Baird McConnon about his company's bid for control of Wrightson, why it needs some love and the excitement of working with Craig Norgate

Baird McConnon – the big money behind Rural Portfolio Investments (RPI) – is breaking the habit of a lifetime. He's giving a face-to-face in-depth interview.

And not only that, he's agreed to be photographed.

This is rare, uncommon behaviour for the traditionally reclusive 53-year-old Dunedin businessman.

The chairman of Dunedin-based RPI is joined at the pocketbook with former Fonterra Co-operative Group chief executive Craig Norgate in an aggressive bid for 50.1% control of ailing agribusiness company Wrightson. His company has about 13%.

Last year the *Otago Daily Times* wrote that the McConnons have "maintained a curt relationship with southern journalists and are renowned for their brief interviews which discourage any in-depth questioning."



SLUGGISHNESS: *Baird McConnon thinks Wrightson's competitors are showing more signs of moving at pace than Wrightson is*

That Mr McConnon has agreed to be probed on his business and family background at all is an indication of how much the Norgate and McConnon family interests want to win the hearts and minds – and wallets – of Wrightson shareholders.

When I arrived at the McConnon family offices on the 10th floor of Dunedin's John Wickliffe House, Baird McConnon and his brother and chief lieutenant Alan were affable and hospitable, Baird answering questions for nearly an hour.

During the interview Baird McConnon hears that Wrightson chairman John Palmer has told his shareholders not to accept the RPI offer.

He is amused by that and bemused that merchant bank Grant Samuel has valued Wrightson at $1.61-1.86 a share, while Wrightson directors have opted for a more flattering range of $1.72-1.98 a share.

The question everyone has been asking RPI, and which so far has seen Mr Norgate in particular ducking and weaving, is what kind of change is likely should the offer succeed? Will there be rationalisation? If so, what kind?

Mr McConnon and Mr Norgate are set to join the Wrightson board if their bid succeeds, so presumably they are the ones most au fait with the likely strategy.

Mr McConnon says he doesn't want to go into detailed plans, then corrects himself.

"There's not a lot of detail at this point. The underlying thrust is that you take a wad of cash, invest it in the business. It's your skin that's in there, you get involved and make it happen. That to my mind is what the business seriously needs.

"There is no cornerstone shareholder in there that's involved. The business just needs to be loved.

"There have been a lot of 'gonna' statements. Over the last few months, hearing and listening and watching, it's all about what's 'gonna' happen."

To page 9

From page 8

Mr McConnon says the business world has to move at pace these days.

"I think Wrightson's competitors are showing more signs of moving at pace than Wrightson is."

His displeasure at the Wrightson board's unequivocal repudiation of the RPI offer is palpable.

"To be honest, I'm disappointed. I would have thought that what we've been saying made good sense, that somebody coming in, putting a bit of skin into the business, getting around the table, putting some values in ... yeah, I'm disappointed by the result today.

"We would love to have turned up on the scene as a friendly party ... we have no desire to be destructive at all, we still think and believe the offer is a fair one. Our clear intent, which has been said a number of times, is that we see ourselves in there in the long-term. Mainland was a 50-year play – there's really no reason why this shouldn't be a 50-year play too."

Given RPI's clear disapproval of Wrightson's performance, financial and otherwise, would a management cleanout be likely should the Norgate-McConnon bid prevail?

"No. And again, you'd want to get in there and put your gumboots and jeans on and get a feel for the people with the drivers. There's a lot of knowledge inside that organisation – we want to be able to retain it and enhance it. Our objective is to build good sustainable value over time ... over years rather than months.

"What sort of role do I want to play in that? It really depends on what you see when you get there."

How does he perceive the Wrightson board? "They were all good guys until this morning," he says, chuckling.

What will the price of failure be, if the number of acceptances RPI needs isn't achieved? "A bloody nose. I refuse to accept that it might happen yet. I'll go home and kick the cat and start again on Monday."

As an afterthought, Mr McConnon, roaring with laughter, quips: "It's just a pity we haven't got a cat anymore."

"There's nothing in what I've read so far that says we've got it wrong. In fact the gonnas have turned to the mights now. And to have something like a possible deal with Fonterra – they've had three years to do that. It's obviously been too hard if it hasn't been able to be achieved in three years."



DISAPPOINTED: *'Our clear intent is that we see ourselves in there in the long-term. Mainland was a 50-year play – there's really no reason why this shouldn't be too'*

It's ironic that while Mainland Products is a New Zealand icon, its former principals, Baird and Alan McConnon are less so.

Yet it was Alan McConnon who when advertising agency Saatchi & Saatchi came up with the concept for the famous Mainland ads on television, was the key driver of their success.

Their father, Peter McConnon, one of New Zealand's early food technologists, started the company in Dunedin in 1954. Baird and Alan, both old boys of Kaikorai Valley High School (now Kaikorai College), were involved in the business early on.

"At the stage when we all headed off to university, we were doing part-time jobs at Mainland. While it was undergoing a growth spurt we both basically lined up the old man and said: 'This is a waste of time, let's sort this [Mainland] first and then we'll go back." Neither of them did.

Peter McConnon quickly discovered there were more user-friendly and profitable ways of packaging and preserving cheese than simply through bulk-packaging.

Baird McConnon: "He was well read enough to recognise that flexible packaging had started to come of age, and instead of having to take a 40-pound block of cheese to a grocer and let him carve it up, he could cut it up, put a wrapping around it and give it a shelf life."

From there, Peter bought a couple of vans and got into distribution.

In the mid-1960s the McConnons were happily exporting cheese to Australia.

That was until one day a Dairy Board official arrived and said to Peter: "I understand you're exporting cheese to Australia."

Baird: "The old man very proudly said yeah. The official replied 'Well, you better stop because you haven't got an export licence.' The board of course had the sole export authority for dairy products.

"Dad was pretty downcast about that, but as the guy walked out the door, he said, 'By the way how much have you been getting for it?

"He told him the price and the guy came and sat down and said: 'That's the best price we're getting for our cheese anywhere in the world outside the UK. Maybe we should talk about this a bit further.'"

Thirty years later, it was the former Dairy Board, along with the Otago Cheese Company and the McConnon family company Aorangi Laboratories, that had equal shares in Mainland.

In a story riddled with ironies, it isn't lost on Baird McConnon that Fonterra, the product of the 2001 mega-merger of the Dairy Board, Kiwi Co-operative Dairies and New Zealand Dairy Group, is also a minority shareholder these days in Wrightson through its subsidiary RD1.

The turning point came the late 1990s when Kiwi Co-operative Dairies came along, in the form of chairman John Young and chief executive Mr

To page 10

Baird McConnon's quest to save Wrightson

From page 9

Norgate. Kiwi was then making merger overtures to Tui Milk Products, which was ultimately successful and led to the dairy mega-merger.

"Craig Norgate's an amazing character in terms of being able to understand the value of value creation. We just went on this incredibly exciting ride, picking up the likes of South Island Dairy Farmers, Food Solutions [the former Huttons smallgoods business], the Invercargill milk co-operative [Southern Fresh] and then the launch into Western Australia with [ice cream maker] Peters & Browne.

"It was incredible, putting all those assets on board, shaking them, getting the teams motivated and going, and just watching the results flow down to the bottom line."

In September 2001, Baird McConnon became regional managing director, Australasia, for Fonterra subsidiary New Zealand Milk, having been chief executive of Australasian Food Holdings (Mainland, Tip Top and Peters & Browne). Bonland Dairies and New Zealand Milk's interests in the Pacific also reported to Mr McConnon.

The family maintained a minority holding in Australasian Food Holdings for another year, until it decided to sell out to Fonterra. The McConnons decided the time was right to exit. In any case, when Australasian Food Holdings became an Australian company, based in Melbourne, Baird as a "tried and true Dunedinite" didn't want to move.

"At the time that we took the cheque [from Fonterra] we were getting close to a turnover of about $2.5 billion. I don't think even in his [Peter's] imagination he could envision that sort of growth. He was a scientist first before a businessman, but the business side of it did come naturally to him. He was a person who was very aware of people and probably the thing that Alan and I took from him in that environment was people-awareness, customer-awareness.

"I think one of the things we can take a lot of pride in from the Mainland business is that it became an awesome team of people. The word empowered is well and truly overused these days, but it really and truly was an empowered business where the ideas used to bubble up from underneath."

Of Mr Norgate, the voluble, hyperactive, eat-stress-for-breakfast businessman, the quieter, more reflective Baird McConnon says: "Craig always carries a vision that's right out there, and to date, in my experience with Craig, it's been amazing the way we've knocked off a good chunk of the pathway to get to that vision. Yes, you still need to test Craig and bring him down to workable action steps. He's just great fun to be involved with really."

Baird McConnon says he himself is a team person. "I get a real kick out of watching a team interact well and be self-motivated and go out to make it happen, and getting the buzz out of getting wins on the board.

"I've always seen my job as trying to clear the way for people to make things happen, rather waving your hands in someone's face and say you must do this. You get a much more successful result with the person if they're motivated to do it themselves."

So what's behind the carefully cultivated public image – or lack of it? RPI has been using veteran Auckland financial PR man Barry Akers, but even he took four weeks to persuade Mr McConnon to be interviewed.

"I don't know. I guess we sort of keep our business to ourselves. We don't really get a buzz about seeing our names splashed across the front of the paper. At the same stage though, you have to say there's an intense family pride at what we have achieved over the past 50 years.

"There's a driving ambition to have a few more successes. When we took the cheque from Fonterra, as a family we sat down and talked it through. You could have carved it up and everyone wandered away with their bit, but it's a reasonably tight-close family and the general feeling was that rather than break it up, why not keep it together.

Baird and Alan's siblings, David, Liz, and Rosalie, are passive shareholders in Aorangi.

"While we've got a few buildings and bits and pieces, we'd like to have one significant assets that we can be proud of. So what are Aorangi's assets? "Money in the bank, a few buildings, a few shares, an investment in Dunedin engineering firm DC Ross, and a couple of other small businesses.

"We have been looking around for a significant one and Wrightson appealed for a number of reasons. It's a business we have some sort of affinity for – it's about customers and suppliers."

Given what the McConnon boys did for Mainland, perhaps the Wrightson board would be wise to reconsider.

Meat industry weighs in against ER bill

Hugh Stringleman
Agribusiness writer

Employment law reforms proposed by the government will damage regional economies, the meat industry has told a parliamentary select committee.

The Meat Industry Association predicts "shrinkage" through decreased productivity and profit, and increased industrial disruption.

Chairman Bill Falconer led the association's submission on the Employment Relations Law Reform Bill to the transport and industrial relations select committee yesterday.

The meat industry earns $5 billion a year from exporting, runs 90 plants and employs a peak of 20,000 people, most of whom are unionised and covered by collective agreements. These are site agreements, with no multi-employer collective agreements.

"The proposed reforms will tilt the balance too far towards collective bargaining, in favour of third-party politics, and destroy a large part of enterprise differentiation through compulsory arbitration and multiparty collective agreements and even a possible return to national awards," Mr Falconer said.

"The bill is unprecedented in telling parties how to bargain for an agreement. It will increase confusion, conflict and litigation. There already exists fair, productive and effective employment relationships in the industry.

"Job numbers, regional development, and R&D decrease as a result [of this legislation]."

The Meat Industry Association includes records of work stoppages and processing disruptions during the 1980s, before the Employment Contracts Act 1991.

More than 1000 stoppages a year during that period are contrasted with only three last season. Up to eight million manhours were lost in 1987 compared with 40,000 last year.

New business interests, fresh outlook on life

He is known for his $2 million salary package and for heading the country's largest company. Craig Norgate talks with Agribusiness Editor NEAL WALLACE about life after Fonterra.



PHOTO: PETER MCINTOSH

A slower lifestyle . . . Craig Norgate, the former high flying chief executive of Fonterra, now pursuing his own business interests.

Craig Norgate donned his rugby boots last week to help the coach of his son's team.

Twelve months ago, working 80 to 90 hours a week as chief executive of Fonterra Co-operative Group and the country's highest paid executive, that would not have been possible.

Then he was living to work but now spends three-quarters of each Saturday watching his three children play sport.

Not that Mr Norgate (39) would not love to still be at the helm of the country's largest company. He would.

"They would always have to throw me out of the place," he said in an interview last week.

But he is philosophical about the reasons Fonterra's directors last year decided not to renew his two-year contract.

"Sometimes you have got to be a bit que sera sera — what will be will be," he said during a brief visit to Dunedin promoting his new venture, Rural Portfolio Investments (RPI) foray to buy a cornerstone shareholding in Wrightson.

When the time came to leave his $2 million a year job at Fonterra, Mr Norgate concedes the dairy giant was embarking on another phase. It was right that phase be under the stewardship of a new chief executive.

"Too often in the dairy industry you see people who do not go when their time is up and it is time to move on."

Looking relaxed and fit, Mr Norgate said he was taking a disciplined approach to life after 20 years in the corporate world.

Mr Norgate said he could have gone overseas after Fonterra, but he and his wife had made the decision a decade ago to stay in New Zealand for the sake of their two sons, aged 10 and 15, and 12-year-old daughter.

He realised his children were growing up around him and were also about to enter a new phase in their lives.

"We decided we would not go off to the United States and play in the big pond, but do something a bit more balanced here in New Zealand."

In the past six months he has spent time at the beach, joined a gym, rides a bike to his new central Auckland waterfront office and divides his time between public and commercial directorships.

As well, he is finishing a history degree at Massey University, and is studying the influence of Vikings on Northern Europe and how they shaped civilisation and culture.

Mr Norgate is passionate about history and interested in the Third World. His study provides an insight into many countries he has visited during his business career.

But his first love is the New Zealand dairy industry, and he said he felt a noble purpose, a personal responsibility, to ensure Fonterra succeeded and was different from other dairy companies.

He believes he achieved that.

Benefits from the merger of New Zealand Dairy Group, Kiwi Co-op Dairies and the Dairy Board exceeded expectations. Fonterra was looked up to by industry peers and company value had not been destroyed.

Agriculture was in his blood and while he had various business opportunities after leaving Fonterra, he decided to stay with the sector.

"It is what I know and where I can make a difference that the other guy can't. It's the law of comparative advantage."

That is why RPI, a partnership between the Norgate family and the McConnon family, from Dunedin, has targeted what it sees as an underperforming Wrightson.

It says plenty about Mr Norgate's attitude to business and people that he chose to team up with the very private McConnon family.

The McConnons are a typically low profile southern family, who have a down-to-earth approach to business and who prefer to stay out of the public eye.

Although Mr Norgate is very much a public figure, he likes the way the McConnons do business.

"I am comfortable with the southern way of doing business, the down-to-earth approach, tell it like it is and putting people first," he said.

For over a decade they worked together, initially when Kiwi Co-op Dairies bought a share in McConnons' Mainland Products and then when Fonterra bought it outright.

"The original agreement in 1986 between Kiwi and Mainland was never pulled out of the bottom drawer," he said proudly.

"We share common values and philosophy," he said.

It was to prove a fruitful partnership.

In 1998, Mainland had a turnover of about $120 million. By the time the McConnons sold it, Mainland, enlarged through several mergers, was the largest consumer goods company in New Zealand and Australia, with turnover of $2.4 billion.

Terms of their new company, RPI, are set out in a two-page document and it was drawn up in two days.

Mr Norgate said that through RPI he was putting his money where his mouth and faith were.

Agriculture was more important to New Zealand now than possibly ever before, and Mr Norgate said the wider public was starting to acknowledge that.

But as a nation, he fears not enough money is being invested in agriculture research, science, training and innovation.

New Zealand also needs what he called "a mature conversation" about the importance of economic growth and how we carve out our place in the world.

After nearly 20 years on the corporate escalator, Mr Norgate said he thought he understood and knew how to manage pressure.

He was wrong.

"After six months I feel good, refreshed and have a sense of perspective and balance. I feel wiser," he said.

It is an escalator he was initially reluctant to get off, but now you get the impression he is happy to be taking the slower route via the stairs.

rural portfolio investments limited

19 May 2004

Dear Wrightson Shareholder

NOTICE OF VARIATION OF TAKEOVER OFFER FOR WRIGHTSON LIMITED ("WRIGHTSON") PURSUANT TO RULE 27(d) OF THE TAKEOVERS CODE

Rural Portfolio Investments Limited refers to its partial takeover offer dated 4 May 2004 to acquire sufficient Wrightson shares to increase its holding to 50.01% of the shares of Wrightson ("the Offer").

Rural Portfolio Investments Limited wishes to advise that the Offer is varied by extending the last date by which acceptances must be received (i.e. the Closing Date) to 5.00 p.m. on Wednesday 9 June 2004.

All other terms of the Offer remain the same.

If you have already accepted the Offer, those acceptances will remain valid.

Yours faithfully

RURAL PORTFOLIO INVESTMENTS LIMITED

Per:

Craig Norgate
MANAGING DIRECTOR

rural portfolio investments limited

ACCEPTANCE TRANSFER FORM

RURAL PORTFOLIO INVESTMENTS LIMITED'S OFFER DATED 4 MAY 2004 FOR FULLY PAID ORDINARY SHARES IN WRIGHTSON LIMITED ("WRIGHTSON")

SHAREHOLDER/SELLER (the Seller)

BROKER STAMP

ADVISER CODE

FOLD

TOTAL CONSIDERATION PAYABLE AT $1.65 PER SHARE
(Total consideration only if offer accepted for all your Wrightson Shares)

HOLDER NUMBER (CSN)

NUMBER OF WRIGHTSON SHARES HELD

PHONE NUMBER

You may accept the Offer in respect of all or any Wrightson Shares held by you.

If you wish to accept in respect of *all of your Shares, tick the box in Option A.* If you wish to accept in respect of only part of your holding, specify the number of Wrightson Shares you wish to sell in the appropriate space in Option B.

Number of Wrightson Shares for which you accept:

(SPECIFY ONLY ONE OPTION)

EITHER

Option A: I/we accept for all my/our Shares ☐ *(please tick box)*

OR

Option B: I/we accept for ______ Shares
(Insert number of Shares for which you accept)

FOLD

AND

I/we elect the following settlement option:

OPTION	CASH	REDEEMABLE PREFERENCE SHARES (RPS)	TICK ONE OPTION ONLY
1.	100%	Nil	☐
2.	Nil	100%	☐
3.	Balance of consideration not selected for RPS	I/We elect to exchange ______ of my/our Wrightson Shares for RPS	☐

NOTE:

1. **If you have elected to receive Redeemable Preference Shares under Options 2 or 3, you must *complete* the blue application form in the Prospectus and Investment Statement that accompanies this Offer.**

ON COMPLETION:

Either mail or deliver this form (and a copy of any related power of attorney) as provided for below as soon as possible, but in any event so as to be received by the Buyer not later than 5.00pm on 2 June 2004, or if the closing time of the offer is extended, by the extended closing time.

(A) MAIL:

Place the signed acceptance form in the replied paid envelope and post to:

Rural Portfolio Investments Limited
c/- Computershare Investor Services Limited
Private Bag 92119
Auckland 1020
NEW ZEALAND

(B) DELIVER:

Deliver the signed acceptance form to Rural Portfolio Investments Limited, c/- *Computershare Investor Services Limited at the following* address:

Level 2
159 Hurstmere Road
Takapuna
Auckland
NEW ZEALAND

PREVIOUS SALE:

If you have sold all your Shares, please pass this form together with the offer documents to your sharebroker or the purchasers of such Shares. If you have sold part of your shareholding, record that fact *on this form by amending* the number of Shares noted as being held by you on the face of this form. Please also refer to the more detailed instructions in the second schedule of the offer.

IF YOU ARE IN ANY DOUBT ABOUT THE PROCEDURE FOR ACCEPTANCE, PLEASE TELEPHONE COMPUTERSHARE INVESTOR SERVICES LIMITED ON 09 488 8777 FOR DOMESTIC NEW ZEALAND CALLERS OR +64 9 488 8777 FOR INTERNATIONAL CALLERS.

IF THIS FORM IS SIGNED UNDER POWER OF ATTORNEY, THE ATTORNEY(S) SIGNING MUST SIGN THE FOLLOWING CERTIFICATE:

CERTIFICATE OF NON-REVOCATION OF POWER OF ATTORNEY

I/WE, ______
(Insert name of Attorney(s) signing)

of ______
(Address and Occupation)

HEREBY CERTIFY:

1. By a Power of Attorney dated the ______ day of ______ the Seller named and described on the face of this form (the Seller) appointed me his/her/its/their attorney on the terms and conditions set out in that Power of Attorney.
2. I/We have executed the form printed on the face of this document as attorney under that Power of Attorney and pursuant to the powers thereby conferred upon me/us.

At the date hereof I/we have not received any notice or information of the revocation of that Power of Attorney by the death (or winding up) of the Seller or otherwise.

Signed at ______ this ______ day of ______ 2004

Signature of Attorney(s) ______

NOTE: *Your signature does not require witnessing*

NOTE:

2. If you elect to receive only part of the consideration to which you are *entitled* as Redeemable Preference Shares in Option 3, you will need to specify the number of your Wrightson Shares you wish to exchange for Redeemable *Preference Shares*. This total election is subject to any scaling of your entitlement, or rounding of Redeemable Preference Share parcels that may occur pursuant to *the terms and conditions* of this Offer.
3. If you incorrectly specify, or do not specify, the number of Wrightson Shares for which you accept in either the box in Option A or the box in Option B, you will be deemed to have accepted the Offer in respect of all Wrightson Shares held by you.
4. You may elect only one of the payment options set out in the chart above. If you do not make an election or make an election in respect of more than one method of payment option, you will be deemed to have elected to receive your consideration entitlement to be paid wholly in cash.
5. If you elect to receive your consideration under Option 3 you must elect to exchange sufficient Wrightson Shares that, *when exchanged*, will provide you with minimum amount of $2,000 worth of Redeemable Preference Shares and for multiples of $500 thereafter. *You must not* specify a number of Wrightson Shares that is greater than the number of Wrightson Shares for which you accepted the Offer. Elections under Option 2 and 3 are subject to rounding down to the nearest multiple of $500, as detailed further in clause 2.4 above.

If you elect to receive Redeemable Preference Shares, you authorise Rural Portfolio Investments Limited to apply the cash *consideration to* which you would otherwise be entitled, on your behalf, to subscribe for Redeemable Preference Shares under the Exchange Offer. You must also complete the blue Exchange Offer application form in the Prospectus and Investment Statement which accompanies this Offer by filling in the blue application form. In addition to the Redeemable Preference Shares you may receive under this Offer, you may apply for further Redeemable *Preference Shares under the* Priority Offer by completing the blue application form (for further details see pages 75 and 76 of the Prospectus and Investment *Statement which accompanies* this Offer). The Redeemable Preference Shares are to be issued by Rural Portfolio Investments Securities Limited, a wholly-owned *subsidiary* of Rural Portfolio Investments Limited.

You are urged to accept **the offer in respect of all of your Wrightson Shares.** You should refer to the notes set out below.

THIS FORM MUST BE RETURNED SO AS TO BE RECEIVED
BY RURAL PORTFOLIO INVESTMENTS LIMITED
NO LATER THAN 5.00PM ON 2 JUNE 2004
(or if the closing time of the offer is extended,
by the extended closing time).

By signing this form the seller hereby irrevocably:

(a) accepts the offer (the Offer) dated 4 May 2004 of Rural Portfolio *Investments* Limited (the Buyer) for the shares set out in the box above and held by the Seller, or if the box is left blank then all Wrightson Shares held by the Seller, (the Shares), and transfers to the Buyer all of the Shares, or such lesser number of the Shares as determined in accordance with the scaling provisions in clause 4.10 of the Offer document, (the **Transfer Shares**);

(b) appoints the Buyer the attorney of the Seller on the terms below;

(c) confirms the representations and warranties given in clause 4.8 of the Offer document; and

(d) as set out on the reverse of this form, appoints the Buyer the attorney of the Seller.

And the Buyer hereby agrees (as evidenced by its execution of a form of agreement to which this form and those of other Sellers shall be appended together comprising an instrument *of transfer*) to take the shares subject to such conditions. The Seller hereby authorises the Buyer to use the Seller's CSN number to transfer the shares to the Buyer.

FOR AN INDIVIDUAL/ATTORNEY

Signed by the Seller (or its attorney) by:

____

In the presence of:

____

Witness Signature

Witness Name: ______________________________

Occupation: ______________________________

Address: ______________________________

____

____

FOR A COMPANY

Signed by the Seller(s) by:

____

Director

____

Director

Dated and executed the ______________________________

day of ______________________________ 2004

BY THE SELLER'S EXECUTION ABOVE, THE SELLER

1. Hereby grants a Power of Attorney in favour of the Buyer as follows:

   As from the time of the Offer being declared unconditional, I/We hereby irrevocably authorise and appoint the Buyer (with power of substitution by the Buyer in favour of such person/s as the Buyer may appoint to act on its behalf) as my/our attorney and agent to act for *me/us* and do all matters of any kind or nature whatsoever in respect of or pertaining to the Transfer Shares and all rights and benefits attaching to them as the Buyer may think proper and expedient and which I/We could lawfully do or cause to be done if personally acting, including the transfer of shares to any person or persons whatsoever, the appointment of a proxy or proxies for any meeting of the shareholders of the Company, attendance in person at, and voting at, such meeting, application to any court whatsoever and execution of all documents in my/our name(s) which the Buyer may consider necessary for all or any of the foregoing purposes.

NOTES AND INSTRUCTIONS FOR COMPLETION

INTERPRETATION:

In this form references to the singular shall include the plural.

TO ACCEPT THE OFFER:

Complete this acceptance form by (i) stating the number of Wrightson Shares for which you accept (Option A or B), (ii) electing your method of payment option, (iii) signing *this form where marked* "Signed by the Seller" and (iv) having your signature witnessed. Any person (including *your husband or* wife) may witness your signature and must add his or her occupation and full address in the space provided. Companies must sign where marked "For a Company" and in accordance with the Companies Act 1993 or other applicable law. Insert the date of execution in the space provided.

JOINT HOLDERS:

If the Shares are registered in the names of joint holders, all must sign this form.

POWER OF ATTORNEY:

If this form is signed under a power of attorney, the relevant power of attorney must be submitted with this form for noting and return, and the certificate printed below must be completed. Where such power of attorney has already been noted by the Company, then this fact must be stated under the signature of *the attorney*.